Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(Dollars in millions)	2010	2009	2008	2007	2006
Fixed Charges:
Interest expense[1]	$750	$705	$689	$666	$606
Interest capitalized	17	18	19	16	19
One-third of rents[2]	148	154	168	146	96

Total fixed charges	$915	$877	$876	$828	$721

Earnings:
Income before income taxes	$6,538	$5,760	$6,936	$6,384	$5,492
Fixed charges per above	915	877	876	828	721
Less: capitalized interest	(17)	(18)	(19)	(16)	(19)

	898	859	857	812	702

Amortization of interest capitalized	17	17	9	8	8

Total earnings	$7,453	$6,636	$7,802	$7,204	$6,202

Ratio of earnings to fixed charges	8.15	7.57	8.91	8.70	8.60

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $27 million, $21 million, $39 million, $56 million and $38 million for the years 2010, 2009, 2008, 2007 and 2006, respectively. The ratio of earnings to fixed charges would have been 8.39, 7.75, 9.32, 9.33 and 9.08 for the years 2010, 2009, 2008, 2007 and 2006, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.